Home System Group
Oceanic Industry Park
Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China

January 24, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Home System Group
Form 10-K for the Year Ended December 31, 2009
Filed March 29, 2010

Dear Mr. Spirgel:

On January 10, 2011, Home System Group received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated January 10, 2011 (the “Letter”).  The Company is hereby requesting an extension of the due date of the Company’s response to the Letter to February 18, 2011.

An extension is necessary due to the new year holidays in China that have impacted the availability of the Company’s staff and auditors, whose input is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or Ryan J. Nail of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu Chief Executive Officer

Enclosures
cc:	Ryan Nail
The Crone Law Group